Exhibit 21.1

LIST OF SUBSIDIARIES
OF
FIT BOXX HOLDINGS LIMITED

Name of Subsidiary	Jurisdiction of Incorporation

Fit Boxx Co. Ltd.	British Virgin Islands
Fit Boxx Trading Company Limited	Hong Kong
Fit Boxx Import and Export Trading (Shenzhen) Company Limited	PRC